Exhibit 3.2

CERTIFICATE OF CORRECTION

OF

PERFECT MOMENT LTD.

(Pursuant to Section 103(f) of the

Delaware General Corporation Law)

Perfect Moment Ltd., a corporation organized and existing under an by virtue of the General Corporation Law of the State of Delaware.

DOES HEREBY CERTIFY:

1. The name of the corporation is Perfect Moment Ltd.

2. That a Certificate of Incorporation was filed with the Secretary of State of Delaware on January 11, 2021, and that said Certificate requires correction as permitted by Section 103 of the General Corporation Law of the State of Delaware.

3. The inaccuracy or defect of said Certificate is:

Article 5 of said Certificate of Incorporation incorrectly stated in word but correctly stated in numerals the authorized number of shares of common stock. The intended number of shares of common stock authorized is one hundred million (100,000,000), and the reference in the said Certificate of Incorporation to “fifty million” should be “one hundred million.”

4. Article 5 of the Certificate is corrected to read as follows:

The total number of shares of capital stock which the Corporation shall have authority is issue is: one hundred ten million (110,000,000). These shares will be divided into two classes with one hundred million (100,000,000) shares designated as common stock at $0.0001 par value (the “Common Stock”) and ten million (10,000,000) shares designated as preferred stock at $0.0001 par value (the “Preferred Stock”).

IN WITNESS WHEREOF, said corporation has caused this Certificate of Correction this 25th day of January, 2021.

By:	/s/ Ian Jacobs
Ian Jacobs
Chief Executive Officer, President,
Chief Financial Officer and Secretary